Exhibit 99.1

IAMGOLD Reports Further High-Grade Intersections from Infill and Expansion Drilling at Saramacca

TORONTO, Feb. 28, 2018 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today provided an update from its Phase II 2017 drilling program at the Saramacca project, located 25 kilometres southwest of its Rosebel Gold Mine ("RGM") in Suriname. Following the disclosure of an initial resource estimate (see news release dated September 5th, 2017), the Company re-commenced drilling operations and completed a further 97 diamond drill holes totaling  24,282 metres to continue to delineate the Saramacca deposit. The primary focus of the program was to increase confidence in the resource and to target resource expansions immediately adjacent to the initial resource pit shell.  Assay results from the remaining 60 diamond drill holes totaling nearly 14,360 metres are reported herein.

Assay intersections relating to this release are provided in Table 1 and include the following highlights:

Infill Drill Holes:

•	SMDD17-231: 46.0 metres grading 11.73 g/t Au
•	SMDD17-249: 29.5 metres grading 2.52 g/t Au
•	SMDD17-267: 28.5 metres grading 2.47 g/t Au

Expansion Drill Holes:

•	SMDD17-218: 15.0 metres grading 22.90 g/t Au
•	SMDD17-227: 32.5 metres grading 2.28 g/t Au
•	SMDD17-248: 31.5 metres grading 3.70 g/t Au
•	SMDD17-255: 10.5 metres grading 22.48 g/t Au and : 10.5 metres grading 2.99 g/t Au

(Figure 1, attached to this news release, shows a drill hole plan map)

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated: "The completion of our phase II delineation drilling program has continued to deliver strong results and allow us to refine our resource model.  We are currently incorporating these results in an updated resource model, which when coupled with the ongoing engineering studies, is expected to allow us to upgrade the project to a reserve status in 2018.  As we have previously stated, we are continuing to advance towards production in 2019."

2018 Exploration Program

In 2018, approximately 50,000 metres of diamond and RC drilling are planned to continue infill drilling of the Saramacca deposit to improve resource classification, declare reserves and advance mine design studies ahead of production.  Exploration activities are also expanding to explore the greater Saramacca trend for additional zones of mineralization, including on the recently acquired Brokolonko concession (see news release dated January 24, 2018).

In addition to the ongoing exploration program described above, the Rosebel mine team is working to advance the Saramacca deposit towards production. An Environmental and Social Impact Study (ESIA) is underway and preliminary engineering work is advancing on mine design and various infrastructure elements, such as ore transport options, access roads, and waste rock disposal. In addition, field work has commenced to provide geotechnical and hydrogeological information and to complete condemnation work over areas of the proposed site infrastructure.  A comprehensive metallurgical testing program has commenced to refine the recovery assumptions and to test the crushing and grinding characteristics of the mineralization.

About the Saramacca Project

The Saramacca project is strategically located approximately 25 kilometres southwest of the Rosebel Gold Mine milling facility. Mineralization is hosted in the Paramaka Formation within the lower part of the Marowijne Greenstone Belt, which is dominated by metamorphosed basalts in the immediate project area.  These are traversed by the regional, northwest trending Saramacca shear zone, which is believed to be an important deformation zone for the localization of gold mineralization.

On August 30, 2016, the Company signed a letter of intent with the Government of Suriname to acquire rights to the Saramacca property, with the intent of defining a National Instrument 43-101 mineral resource within 24 months. The terms of the letter included an initial payment of $0.2 million, which enabled immediate access to the property for Rosebel's exploration team to conduct due diligence, as well as access to the data from previous exploration activity at the Saramacca property. On September 30, 2016, having been satisfied with the results of the due diligence, the Company ratified the letter of intent to acquire the Saramacca property and subsequently paid $10 million in cash and agreed to issue 3.125 million IAMGOLD common shares to the Government of Suriname in three approximately equal annual instalments on each successive anniversary of the date the right of exploration was transferred to Rosebel (December 14, 2016). In addition, the agreement provides for a potential upward adjustment to the purchase price based on the contained gold ounces identified in measured and indicated resource categories as estimated in a National Instrument 43-101 compliant mineral resource estimate, within the first 24 months, to a maximum of $10 million.

The Saramacca project falls within the "UJV" area as defined in an Agreement with the Government of Suriname announced on April 15, 2013.  The Agreement establishes a joint venture growth vehicle under which Rosebel would hold a 70% participating interest and the Government will acquire a 30% participating interest on a fully-paid basis.

On September 5th, 2017, the Company announced the first mineral resource estimate in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards incorporated by reference in National Instrument 43-101 ("NI 43-101") for the Saramacca deposit, and subsequently filed a NI 43-101 Technical Report available on the Company's website at www.iamgold.com or under the Company's profile at www.sedar.com.  The resource estimate comprises 14.4 million tonnes of indicated resources averaging 2.20 grams of gold per tonne for 1,022,000 ounces and 13.6 million tonnes of inferred resources averaging 1.18 grams of gold per tonne for 518,000 ounces. Approximately 60% of the resources are contained within shallow, softer laterite and saprolite hosted mineralization. The Saramacca deposit is believed to have significant potential for expansion.

Qualified Persons and Technical Information

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

The "Qualified Person" responsible for the supervision of the preparation, verification and review of the technical information in this release is Caroline Laplante, P. Geo., Country Exploration Manager of the regional exploration team at the Rosebel Gold Mine in Suriname.  She is considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the technical information being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person.

The information in this news release was reviewed and approved by Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

The sampling of, and assay data from, drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the Rosebel mine site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations.

Samples are transported in sealed bags to FILAB in Paramaribo, Suriname, a representative lab of ALS.  FILAB is an ISO 9001 (2008) and ISO/IEC 17025 accredited laboratory. Samples are weighed and coarse crushed to <2.5 mm, and 350-450 grams is pulverized to 85% passing <100 μm.  Samples are analyzed for gold using standard fire assay technique with a 50 gram charge and an Atomic Absorption (AA) finish and since phase II 2017 a gravimetric finish when grade exceeds 5 ppm. IAMGOLD inserts blanks and certified reference standard in the sample sequence for quality control.  Samples representative of the various lithologies are collected from each drill hole and measured for bulk density at the site RGM laboratory.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "will", "should", "continue", "expect", "estimate", "believe", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (416) 388-6883

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999  info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

Table 1:  Diamond Drill Hole Assay Results

A: Infill drilling along the main mineralized structures (main fault) within resource pit shell
HOLE-ID	Local UTM grid			End of hole (m)	Azimuth (°)	Dip (°)	From (m)	To (m)	Interval (m)	True Width (m)[3]	Au (g/t)	Au (g/t) (capped at 30 g/t Au)[2]
	Easting	Northing	Elev.
SMDD17-231	32621	63174	927	299	35	-50	218	264	46	21.82	11.73	11.73
							282	297.5	15.5	7.35	2.57	2.57
SMDD17-233	31848	64412	734	125	35	-50	100.5	106.5	6	2.5	0.61	0.61
SMDD17-234	32077	64223	768	171	215	-50	No significant results
SMDD17-241	32239	63846	878	120	35	-50	88.5	103.5	15	7.54	1.24	1.24
SMDD17-249	32588	63127	932	390	35	-50	332	361.5	29.5	17.63	2.52	2.52
SMDD17-266	32676	63169	923	169	35	-50	159	169	10	4.7	0.73	0.73

B: Expansion drilling along the main mineralized structures (main fault) below resource pit shell
HOLE-ID	Local UTM grid			End of hole (m)	Azimuth (°)	Dip (°)	From (m)	To (m)	interval (m)	True Width (m)[3]	Au (g/t)	Au (g/t) (capped at 30 g/t Au)[2]
	Easting	Northing	Elev.
SMDD17-221	31962	64575	708	300	215	-50	146.15	154.4	8.25	5.69	3.62	3.62
							238	259.5	21.5	15.99	0.92	0.92
SMDD17-227	32170	64513	716	483	215	-50	9	21	12	7.91	0.83	0.83
							363	370.1	7.1	5.68	1.56	1.56
							448.5	481	32.5	28.17	2.28	2.28
SMDD17-238	32560	63087	935	459	35	-50	428	436.5	8.5	5.28	1.64	1.64
SMDD17-246	32356	63574	897	294	35	-50	No significant results
SMDD17-252	32334	64161	760	399	215	-48	No significant results
SMDD17-253	32666	63585	886	290	215	-50	0	7.5	7.5	5.1	2.01	2.01
							244.5	250.5	6	3.78	2.44	2.44
SMDD17-254	32797	63513	866	212	215	-52	No significant results - hole did not reach the target
SMDD17-254A	32799	63512	865	422	215	-50	309.5	327	17.5	11.57	0.67	0.67
SMDD17-255	32189	64372	716	403	215	-50	0	12	12	8.15	0.89	0.89
							305	311	6	4.67	0.65	0.65
							339.5	350	10.5	8.36	22.48	5.68
							356	366.5	10.5	8.42	2.99	2.99
SMDD17-258	31768	64046	796	327	35	-50	No significant results - hole did not reach the target
SMDD17-268	32256	63519	879	426	35	-52	397	418.7	21.7	12.02	2.16	2.16

C: Infill drilling along the secondary mineralized structures within resource pit shell
HOLE-ID	Local UTM grid			End of hole (m)	Azimuth (°)	Dip (°)	From (m)	To (m)	interval (m)	True Width (m)[3]	Au (g/t)	Au (g/t) (capped at 30 g/t Au)[2]
	Easting	Northing	Elev.
SMDD17-224	31980	64517	716	180	215	-50	0	9	9	6.09	2.27	2.27
							49.5	69	19.5	12.55	1.11	1.11
SMDD17-229	32913	63258	897	155	35	-50	No significant results
SMDD17-236	32219	63999	825	135	35	-50	109.5	121.5	12	5.97	5.26	5.26
SMDD17-239	32211	64152	777	80	215	-55	10.5	26.5	16	9.62	2.14	2.14
							34	47	13	7.88	1.16	1.16
							66.5	79	12.5	7.55	0.83	0.83
SMDD17-245	32257	64304	712	32	215	-50	No significant results - hole did not reach the target
SMDD17-245A	32255	64305	712	330	215	-50	19.5	25.5	6	4.02	0.87	0.87
							289.5	303	13.5	10.27	3.04	3.04
SMDD17-259	32749	63701	860	243	215	-50	0	15	15	10.14	0.65	0.65
SMDD17-261	32239	64197	755	303	215	-50	1.5	9	7.5	5.09	2.93	2.93
							146.75	152	5.25	3.77	3.42	3.42
							226.5	234	7.5	5.6	1.95	1.95
SMDD17-264	32782	63404	888	105	35	-50	0	8	8	4.33	1.3	1.3
SMDD17-267	32758	63194	916	306	35	-50	46.5	52.5	6	3.03	1.58	1.58
							85.5	114	28.5	13.11	2.47	2.47
							269.1	280.5	11.4	5.52	1.97	1.97
SMDD17-270	32858	63164	909	310	35	-50	4.5	25.5	21	11.34	1.34	1.34
							31.5	42	11	5.61	1.03	1.03
							51	57	6	3.19	1.75	1.75
							142.5	153	10.5	5.5	3.71	3.71

D: Expansion drilling along the secondary mineralized structures below resource pit shell
HOLE-ID	Local UTM grid			End of hole (m)	Azimuth (°)	Dip (°)	From (m)	To (m)	interval (m)	True Width (m)[3]	Au (g/t)	Au (g/t) (capped at 30 g/t Au)[2]
	Easting	Northing	Elev.
SMDD17-218	32215	64504	710	152	215	-50	10.5	25.5	15	10.09	1.38	1.38
							96	111	15	9.71	22.9	8.8
SMDD17-219	31894	64651	684	104	215	-50	No significant results
SMDD17-220	32261	64569	682	150	215	-50	4.5	12	7.5	5.11	2.61	2.61
SMDD17-222	32863	63517	855	213	215	-50	181.5	198	16.5	10.81	1.43	1.43
SMDD17-223	32324	64482	692	156	215	-50	No significant results
SMDD17-226	32944	63453	861	231	215	-50	No significant results
SMDD17-230	32482	64622	676	168	215	-50	No significant results
SMDD17-232	32433	64543	687	177	215	-50	0	6	6	4.06	0.96	0.96
SMDD17-235	32410	64694	661	156	215	-50	No significant results
SMDD17-237	32371	64640	666	150	215	-50	No significant results
SMDD17-240	32378	64042	786	306	215	-50	141	150	9	6.25	1.24	1.24
SMDD17-242	32815	63623	857	213	215	-50	184.5	199.5	15	10.07	0.89	0.89
SMDD17-243	32428	64024	793	240	215	-50	No significant results
SMDD17-244	32835	63564	857	188	215	-50	No significant results
SMDD17-247	32884	63546	850	276	215	-50	249	263	14	10.37	1.74	1.74
SMDD17-248	32917	63502	856	303	215	-50	0	6	6	4.07	0.69	0.69
							270	301.5	31.5	22.95	3.7	3.7
SMDD17-250	32247	64377	710	156	215	-47	No significant results
SMDD17-251	33001	63278	891	300	215	-50	39	45	6	4.18	1.87	1.87
							64.5	70.5	6	4.05	1.35	1.35
							238.5	246	7.5	4.81	0.81	0.81
SMDD17-256	32647	63730	867	411	215	-52	270	276	6	3.97	8.44	8.44
SMDD17-257	32001	64628	694	86	215	-50	0	9	9	6.11	1.31	1.31
							31.5	39.65	8.15	5.52	1.44	1.44
SMDD17-260	32528	63733	864	258	35	-50	3	8.3	5.3	2.85	0.6	0.6
							235	241.5	6.5	3.54	3.89	3.89
SMDD17-262	32661	63485	893	276	35	-50	0	9	9	4.92	0.92	0.92
							183	193.7	10.7	5.78	1.77	1.77
SMDD17-263	32468	63822	864	276	35	-50	No significant results
SMDD17-265	32384	64139	760	336	215	-50	249	255	6	4.7	1.47	1.47
							279	284	5	3.98	1.2	1.2
SMDD17-269	32235	64535	696	246	215	-50	No significant results
SMDD17-271	31776	64749	659	387	35	-50	No significant results
SMDD17-272	32119	64371	725	219	35	-56	25.5	33	7.5	3.40	2.69	2.69
							85.5	93	7.5	3.52	1.29	1.29
SMDD17-273	32129	64467	722	162	35	-55	No significant results
SMDD17-274	32159	64422	720	101	35	-50	No significant results

E: Expansion drilling along strike at the North West end of resource pit shell
HOLE-ID	Local UTM grid			End of hole (m)	Azimuth (°)	Dip (°)	From (m)	To (m)	interval (m)	True Width (m)[3]	Au (g/t)	Au (g/t) (capped at 30 g/t Au)[2]
	Easting	Northing	Elev.
SMDD17-217	31597	64925	572	198	215	-50	No significant results

F: Exploration drilling North of resource pit shell
SMDD17-225	32598	64788	633	150	250	-50	No significant results
SMDD17-228	32540	64704	654	150	215	-50	No significant results

Notes:
1.	Drill hole intercepts are calculated using a 0.50 g/t Au assay cut-off and 5m minimum length
2.	During compositing, assays greater than 30 g/t Au are capped at 30 g/t Au
3.	True widths are estimated from intersected geometries

Figure 1: Saramacca drill hole plan map and highlighted 2017 assay results.

SOURCE IAMGOLD Corporation

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CO: IAMGOLD Corporation

CNW 06:55e 28-FEB-18